Acquirers Funds, LLC
December 2018

1.0	CODE OF ETHICS

The success of our firm as a provider of advisory services depends upon our reputation for excellence and integrity in the investment marketplace. All officers and employees of our firm must therefore act in accordance with the highest ethical standards.

In order to ensure that our officers and employees comply with their fiduciary duties and other standards imposed by federal securities law upon their personal investment activities, the our firm has adopted this Code of Ethics (the “Code”). The Code includes specific provisions with which all officers, employees, and “Access Persons” (defined below) must comply. Compliance with these technical provisions alone will not be sufficient to insulate from scrutiny or behavior which shows a pattern of abuse of an individual’s responsibilities. All officers and employees are expected to abide by the spirit of this Code and the principles articulated herein.

1.1	Definitions

For purposes of this policy, the following definitions shall apply:

“Access Persons” are all employees (whether W-2 or 1099), directors, officers, partners or members of our firm, as the case may be, who (i) have access to nonpublic information regarding Advisory Client purchases or sales of securities; (ii) are involved in making securities recommendations to Advisory Clients; (iii) have access to nonpublic recommendations or portfolio holdings of clients; (iv) all of our firm’s directors, officers, members and advisory representatives. Client services personnel who regularly communicate with Advisory Clients may also be deemed to be Access Persons.

“Advisory Client” is any person or entity, including, without limitation, the Fund, for which AF or an affiliate serves as an investment adviser for, renders investment advice to or makes investment decisions for.

“Supervised Person” is any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee or intern of an RIA, or other person who provides investment advice on behalf of the RIA and is subject to the supervision and control of the RIA.

1.2	Conflicts of Interest

CCO will maintain a list of all affiliates of the advisor and the Fund. Our firm acts as the advisor to the Fund and depending on the fee-paying arrangement may be compensated a portion of the Fund’s management fees. As such we are faced with an explicit conflict of interest to recommend the products we manage over others that may be more suitable or less expensive to an Advisory Client. Sufficient evidence must be provided if our firm’s related persons recommend an Advisory Client purchase shares of a Fund that we currently manage. Advisory Clients must be made aware of the conflict of interest prior to such a purchase of shares, and the acquisition must be demonstrably in their best interest. Additionally, positions held with such Fund will not be billed as a portion of Advisory Client’s assets under management by our firm so as to ensure they are not double billed.

1.3	Prohibitions

Our firm has established the following restrictions in order to ensure its fiduciary responsibilities:

•	All Supervised Persons must act in accordance with all applicable federal and state regulations governing registered investment advisory practices.
•	All Access Persons are prohibited from serving as a director on a board of a company that is a portfolio holding of any ETF to which AF serves as an adviser.
•	AF’s standard investment process begins with reviewing applicable state statutes, investment policy, and permitted investment language provided by the Advisory Client.
•
Access Persons or their immediate family members shall not buy or sell securities for their personal portfolio(s) where their decision is derived, in whole or in part, by reason of the Access Person’s employment, unless the information is also available to the investing public on reasonable inquiry. No person of AF shall prefer his or her own interest to that of the Advisory Client.

•
AF and its Access Persons generally may not purchase and sell securities being considered for, or held in an Advisory Client’s account(s) without pre-clearance from the CCO. If the security is a thinly traded security (with average daily volume below 100,000 shares per day) investment personnel may be subject to a blackout period from trading in such securities.

•
AF or Access Persons with AF may buy or sell for their personal accounts investment products identical to those recommended to Advisory Clients. It is the expressed policy of our firm that no person employed by AF may enter an order to purchase or sell any security prior to a transaction being implemented for an Advisory Client (in accordance with standard “front running” guidelines), and therefore, preventing such employees from benefiting from transactions placed on behalf of Advisory Clients.

•	Records will be maintained of all securities bought or sold by AF, Access Persons of AF, and related entities. The CCO will review these records on a regular basis.
•	Any individual not in observance of the above may be subject to termination.

1.4	Other Legal & Regulatory Matters

A.
Confidentiality. Access Persons are prohibited from revealing information relating to the investment intentions, activities or portfolios of Advisory Clients, except to persons whose responsibilities require knowledge of the information or upon the approval of the Advisory Client.

B. Gifts. The following provisions on gifts apply to Access Persons:

1.
Accepting Gifts. Access Persons are prohibited from soliciting gifts of any size under any circumstances. Access Persons may be offered or may receive, without notice, gifts from clients, brokers, vendors or other persons. Gifts of nominal value (i.e., a gift whose reasonable value, alone or in the aggregate, is not more than $500 in any twelve month period), customary business meals, entertainment (e.g., sporting events), and promotional items (i.e., pens, mugs, T-shirts) may be accepted. All gifts received by an Access Person that might violate this Code must be promptly reported to the CCO. Acceptance of extraordinary or extravagant gifts is prohibited. Any such gift(s) must be declined and returned in order to protect the reputation and integrity of the firm. AF

2.
Giving Gifts. Access Persons may not give any gift with a value in excess of $500 (per year) to an Advisory Client or persons who do business with, regulate, advise or render professional services to the firm.

3.
Gift & Gratuities Log. A Gift and Gratuities Log shall be maintained by the CCO, recording all gifts given and received. This log should record the following: date, whether received or given, client/customer name, type of gift, name of associated employee, and approximate value of gift.

C.
Company Opportunities. Access Persons may not take personal advantage of any opportunity properly belonging to any Advisory Client or the firm. This includes, but is not limited to, acquiring Reportable Securities for one’s own account that would otherwise be acquired for an Advisory Client.

D.
Undue Influence. Access Persons shall not cause or attempt to cause any Advisory Client to purchase, sell or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to materially benefit from an investment decision for an Advisory Client that the Access Person is recommending or participating in, the Access Person must disclose to those persons with authority to make investment decisions for the Advisory Client the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The person to whom the Access Person reports the interest, in consultation with the CCO, must determine whether or not the Access Person will be restricted in making investment decisions in respect of the subject security.

E.
Reporting, Review & Record Keeping. All violations of the Code must be reported promptly to the CCO. The CCO shall maintain (i) a current copy of the Code, (ii) records of violations and actions taken as a result of the violations, and (iii) copies of all Access Persons’ written acknowledgement of receipt of the Code.

F.
Sanctions. If the CCO determines that an Access Person has committed a violation of the Code, the Company may impose sanctions and take other actions as it deems appropriate, including a letter of caution or warning, suspension of personal trading privileges, suspension or termination of employment, fine, civil referral to the SEC and, in certain cases, criminal referral. Our firm may also require the offending Access Person to reverse the trades in question, forfeit any profit or absorb any loss derived there from; and such forfeiture shall be disposed of in a manner that shall be determined by our firm or CCO in its sole discretion. Failure to timely abide by directions to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

G.
Exceptions. Exceptions to the Code will rarely, if ever, be granted. The CCO, however, may grant an occasional exception on a case-by-case basis when the proposed conduct involves negligible opportunities for abuse. All exceptions shall be solicited and issued in writing. No reports shall be required under this Code for (i) transactions effected pursuant to an automatic investment plan and (ii) securities held in accounts over which the Access Person has no direct control.

H.
Compliance Certification. All Access Persons shall sign a certificate promptly upon becoming employed or otherwise associated with our firm that evidences his or her receipt of this Code of Ethics Access Persons must recertify receipt of a copy of this Code of Ethics on at least an annual basis, or as often as the Code of Ethics is materially updated, and a copy of each succeeding certificate will be retained by the CCO.

All Access Persons must also submit a complete report of their personal securities holdings to the CCO. CCO will submit personal securities holdings to Head of Operations. All Access Persons shall hold all personal brokerage accounts at an approved firm and submit to the CCO, no later than 30 days after the close of each quarter, a list of all personal transactions in Reportable Securities, which will be submitted to the CCO by providing a completed copy of Appendix B below. All Access Persons will also submit to the CCO a copy of their annual holdings reports as detailed in Appendix C below within 45 days of the firm’s fiscal year end. CCO will reconcile preclearance requests with trade confirmations or brokerage statements.

I.
Whistleblower Program. Effective August 12, 2011, The Dodd-Frank Wall Street Reform and Consumer Protection Act (aka the Whistleblower Program) provided the SEC the authority to pay financial rewards to whistleblowers who provide new and timely information about any securities law violation. To be eligible, the whistleblower’s information must lead to a successful SEC enforcement action with more than $1,000,000 in monetary sanctions. More information regarding eligibility and how to report anonymously can be found via the following link: www.sec.gov/whistleblower. A person must be acting in good faith in reporting a complaint or concern and must have reasonable grounds for believing a deliberate misrepresentation has been made regarding accounting or audit matters or a breach of this Manual or the firm’s Code of Ethics. A malicious allegation known to be false is considered a serious offense and will be subject to disciplinary action that may include termination of employment.

J.
Commodity Pool Operator Exemption. After any commodity option/swap position is taken out, the CCO shall review exposure so as to ensure that the aggregate net notional value of commodity futures, commodity option contracts and/or swaps does not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions. A record of this review shall be logged containing the date of the review, the total notional value, and the total liquidation value. If it is ever determined that net notional value exceeds the liquidation value, the firm shall either close out the position, or register with the NFA as a commodities pool operator.

It is further our firm’s policy that any misconduct by any firm principal or employee (exempt or non-exempt) shall be reported to the CCO. If the misconduct being reported is regarding the CCO, reports shall be made to the owners or management personnel. Our firm will protect the reporting person’s identity and will not cause or threaten retaliation of any sort in connection with these reports.

Appendices to the Code. The Code shall be supplemented by the Compliance and Written Supervisory Procedures Manual in its entirety, specifically including, without limitation, those dealing with:
(i) Trading;
(ii) Principal & Agency Cross Transactions;
(iii) Insider Trading; and
(iv) Personal Securities Transactions.